Exhibit 99

Additional Beneficial Owners

Name	Title of Securities Beneficially Owned	Amount of Securities Beneficially owned	Ownership Form	Nature of Indirect Ownership
Cary M. Grossman 7311 Broadway Galveston, TX 77554	Common Stock, par value $0.0001 per share	500,000	I
As General Partner of Grossman Family Limited Partnership (“GFLP”), Mr. Grossman beneficially owns the 500,000 shares of Common Stock held of record by GFLP.  Mr. Grossman is CFO, VP and Secretary of the Issuer.

Laura T. Grossman 7311 Broadway Galveston, TX 77554	Common Stock, par value $0.0001 per share	500,000	I	As General Partner of GFLP, Mrs. Grossman beneficially owns the 500,000 shares of Common Stock held of record by GFLP.